Aridis Pharmaceuticals, Inc.

983 University Avenue, Bldg. B

Los Gatos, CA 95032

July 20, 2023

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dillon Hagius

Re:	Aridis Pharmaceuticals, Inc.
Form S-1
File No. 333-272128

Ladies and Gentlemen:

Aridis Pharmaceuticals, Inc. (the “Company”) hereby respectfully withdraws its request, dated July 17, 2023, that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:15 p.m., Eastern Daylight Time, on Monday, July 17, 2023. The Company intends to submit a revised acceleration request at a later date.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 if there are any question with respect to this request.

Thank you,

ARIDIS PHARMACEUTICALS, INC.

By:	/s/ Vu Truong
Name:	Vu Truong
Title:	Chief Executive Officer